LOCKBOX LINK, INC.

13708 Ruette Le Parc #C

Del Mar, CA 92014

July 24, 2015

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attn:  Jeff Kauten

Re:

Lockbox Link, Inc.

Registration Statement on Form S-1

Filed June 29, 2015

File No. 333-198677

RE: Request for Accelerated Effectiveness of Registration

Dear Mr. Kauten;

Lockbox Link, Inc. hereby requests that its registration statement on Form S-1, File No. 333-198677 be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933.  We request that the registration be made effective on July 29, 2015, at 4 p.m. EST, as assumed or thereafter as practical.

The Company hereby acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority,  declare the filing effective, it does not foreclose the Commission from taking any action with respect  to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LOCKBOX LINK, INC.

/s/ Iryna Clark

Iryna Clark

President